SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of May 2014

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., 2-4-1 Hamamatsu-cho, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding a Change in Candidates for Director”
2.	English press release entitled, “Announcement Regarding Management Changes”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: May 13, 2014	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

May 13, 2014

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel : +81-3-3435-3121

Fax: +81-3-3435-3154

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding a Change in Candidates for Director

TOKYO, Japan – May 13, 2014 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today announced that the Nominating Committee has resolved to make a change to the candidates for Director. The nominations are scheduled to be finalized at the 51st Annual General Meeting of Shareholders of the Company on June 24, 2014.

Candidates for the 13 director positions (including 6 Outside Directors) are as follows:

Makoto Inoue	Takeshi Sasaki (Outside Director)
Haruyuki Urata	Eiko Tsujiyama (Outside Director)
Tamio Umaki	Robert Feldman (Outside Director)
Kazuo Kojima	Takeshi Niinami (Outside Director)
Yoshiyuki Yamaya	Nobuaki Usui (Outside Director)
Katsunobu Kamei (newly nominated) *	Ryuji Yasuda (Outside Director)
Hideaki Takahashi (Non-Executive Director, newly nominated)

Reason for change:

DAIKYO INCORPORATED, a subsidiary of ORIX, today announced that its Nominating Committee decided to nominate as a candidate for its director Mr. Katsutoshi Kadowaki, who had also been a candidate for Director at ORIX. In accordance with this announcement, ORIX nominated Mr. Katsunobu Kamei in place of Mr. Katsutoshi Kadowaki as a candidate for Director.

Details on New Candidate for Director

Katsunobu Kamei (Born July 8, 1957)
Apr. 1980	Joined the Company
Feb. 2005	Deputy Head, Kinki Sales Headquarters
Jan. 2008	Executive Officer
Jan. 2010	Domestic Sales Headquarters: Head of Kinki Sales
Jan. 2011	Group Senior Vice President (present position) President, ORIX Auto Corporation (present position)

-more-

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 35 countries and regions across the world. ORIX celebrates its 50th anniversary in 2014 and moving forward it aims to contribute to society while continuing to capture new business opportunities and sustain growth by promoting acceleration of its corporate strategy “Finance + Services.” For more details, please visit our website: http://www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2012 – March 31, 2013.”

-end-

May 13, 2014

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-3435-3121

Fax: +81-3-3435-3154

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding Management Changes

TOKYO, Japan – May 13, 2014 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding management changes.

New Position	Present Position	Name
Changes Effective as of June 24, 2014
Director Corporate Executive Vice President Head of Domestic Sales Headquarters President, ORIX Auto Corporation Chairman, ORIX Rentec Corporation President, NS Lease Co., Ltd.	Group Senior Vice President President, ORIX Auto Corporation	Katsunobu Kamei
Retire*	Director Corporate Executive Vice President Head of Domestic Sales Headquarters Chairman, ORIX Auto Corporation Chairman, ORIX Rentec Corporation President, NS Lease Co., Ltd.	Katsutoshi Kadowaki
Changes Effective as of June 26, 2014
Executive Officer Deputy Head of Treasury Headquarters	Director Corporate Executive Vice President, DAIKYO INCORPORATED	Ryuhei Sakamoto

*	Katsutoshi Kadowaki will be appointed Director, Representative Executive Officer and Chairman of DAIKYO INCORPORATED on June 25, 2014.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses. Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 35 countries and regions across the world. ORIX celebrates its 50th anniversary in 2014 and moving forward it aims to contribute to society while continuing to capture new business opportunities and sustain growth by promoting acceleration of its corporate strategy “Finance + Services.” For more details, please visit our website: http://www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2012 – March 31, 2013.”